SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE

                       Addendum to results announcement

SkyePharma PLC (LSE:SKP; NASDAQ: SKYE), LONDON, ENGLAND, 1 May 2007

This announcement is to correct a minor typographical error on the results announcement of 26 April 2007.

Whilst the total figures for earnings per share for 2006 were correctly stated
in the original announcement, the split between pre-exceptional and exceptional earnings per share for 2006 was incorrectly stated on the face of the profit and loss account.  The figures were correctly stated in Note 6 to the original announcement, an extract of which is set out below:

Earnings per share
                                                                        Year to                  Year to
                                                               31 December 2006         31 December 2005
                                                                                              (restated)

Continuing operations
Loss per Ordinary Share before exceptional items                         (3.4)p                   (2.5)p
Exceptional items                                                          0.9p                   (0.8)p
                                                                          _____                    _____
Basic and diluted loss per Ordinary Share                                (2.5)p                   (3.3)p
                                                                          _____                    _____

Continuing and discontinued operations
Loss per Ordinary Share before exceptional items                         (6.4)p                   (4.7)p
Exceptional items                                                        (4.0)p                   (3.4)p
                                                                          _____                    _____
Basic and diluted loss per Ordinary Share                               (10.4)p                   (8.1)p
                                                                          _____                    _____

For further information please contact:

 SkyePharma PLC
 Frank Condella, Chief Executive Officer
 Ken Cunningham, Chief Operating Officer                        +44 207 491 1777
 Peter Grant, Finance Director

 Financial Dynamics (London enquiries)
 David Yates / Deborah Scott                                    +44 207 831 3113

 Trout Group (US enquiries)
 Christine Labaree / Seth Lewis                                 +1 617 583 1308

About SkyePharma PLC

Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Group has ten approved products in the areas of oral, inhalation and topical delivery.  The Group's products are marketed throughout the world by leading pharmaceutical companies. For more information, visit
www.skyepharma.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   May 01, 2007